Exhibit 1

Rio de Janeiro, September 19, 2016.

BM&FBovespa S.A. – Securities, Commodities and Futures Exchange (Bolsa de Valores, Mercadorias e Futuros) (“BM&FBovespa”)

Attn.:  Ana Lúcia da Costa Pereira

Superintendence of Company Monitoring – acting

c/c:

CVM - Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários)

Attn.:  Mr. Fernando Soares Vieira - Superintendence of Company Relations Mr. Francisco José Bastos Santos - Superintendence for Market and Intermediary Relations

Re.: Official Letter 3039/2016-SAE/GAE 2

Request for clarifications regarding news published in the media

Dear Sirs,

With respect to Official Letter 3039/2016-SAE/GAE 2 sent by BM&FBovespa (“Official Letter”), which requests that Oi S.A. – In Judicial Reorganization (“Company”) provide clarifications in connection with an article published in the newspaper O Estado de São Paulo on September 16, 2016, as transcribed below, the Company hereby clarifies as follows:

“September 16, 2016

3039/2016-SAE/GAE 2

Oi S.A. – In Judicial Reorganization

To. Mr. Flavio Nicolay Guimarães

Investor Relations Officer

Ref.: Request for clarifications regarding news published in the media

Dear Sirs,

An article published by O Estado de São Paulo on September 16, 2016 states, among other information, that:

✓    The loss of the seven companies in Oi’s judicial reorganization process was R$ 2.828 billion in July, a 31% increase compared to the previous month, according to the report presented by the judicial administrator to the 7th Corporate Court of Rio de Janeiro;

✓    The financial statements state that (i) the companies’ net revenue from the sale of goods and services increased 16% between June and July, from R$11.724 billion to R$13.627 billion, (ii) the gross profit increased from R$3.969 billion to R$4.649 billion, comparing the same period, (iii) there was an operating loss of R$5.629 billion in July, from a R$4.557 billion loss in the previous month, and (iv) the net loss was of R$857.7 million in July, compared to a R$337.6 million loss from June.

We did not identify this information in the documents sent by the company through the Sistema Empresas.NET. If this is not the case, please provide the document and the pages containing this information, as well as the time and date in which they were sent.

It is worth noting that the company should disclose periodic and ongoing as well as other information which may concern the market, through the Sistema Empresas.NET, ensuring full and immediate disclosure of that information, as well as equal treatment of investors and other stakeholders of the market.

That being said, we request clarifications on the identified issues by September 19, 2016, without prejudice to the sole paragraph of Article 6 of CVM Instruction No. 358/02, with your confirmation or not, as well as all other information deemed important.

The company’s response shall be made through the IPE System, category: Material Fact or Category: Notice to the Market, type: Clarifications regarding CVM/Bovespa Consultations, and subject: News published in the media, which will result in the simultaneous file transmission to the BM&FBOVESPA and the CVM.

We emphasize the obligation, pursuant to the sole paragraph of Article 4 of CVM Instruction No. 358/02, to request information from the Company’s directors and controlling shareholders, to determine whether they have knowledge of information that should have been disclosed to the market.

Rua Humberto de Campos, 425 – 8th floor Rio de Janeiro - CEP 22430-190 State of Rio de Janeiro	www.oi.com.br

The content of the above inquiry must be transcribed in the file to be sent before the company’s response.

This request falls within the scope of the Cooperation Agreement (Convênio de Cooperação) signed between the CVM and BM&FBOVESPA on December 13, 2011, and non-compliance could result in the enforcement of a punitive fine to the company by the CVM’s Superintendence of Company Relations (Superintendência de Relações com Empresas – SEP), subject to the provisions of CVM Instruction No. 452/07.

Sincerely,”

With respect to the Official Letter, the Company believes that the information contained in the referred news article may have been taken from the Monthly Activities Report (Relatório Mensal de Atividades – “RMA”), for July 2016, prepared by PWC and Escritório de Advocacia Arnoldo Wald (together referred to as “Judicial Administrator”), judicial administrators nominated in the Oi Companies’ judicial reorganization process. This RMA, which contains the monthly statements of account required by Law No. 11,101/05, was filed by the Judicial Administrator, and not by the Company, with the 7th Corporate Court of the Capital of the State of Rio de Janeiro, where the Oi Companies’ judicial reorganization is ongoing, at the end of day of September 15, 2016.

The aforementioned filing was informed by e-mail sent by the Judicial Administrator after office hours on September 15, 2016 to the working group created by Company to coordinate the efforts related to day-to-day financial issues arising from the judicial reorganization. The Investor Relations department became aware of the filing and public disclosure of the information contained therein in the following morning and took the necessary measures to file it in CVM’s IPE System as soon as possible, which was only after the closing of the market, pursuant to the best practices recommended by CVM and BM&FBovespa.

As a result, a copy of the RMA is available for consultation by its shareholders and the market on the IPE System of the Sistema Empresas.NET of the CVM (www.cvm.gov.br), as well as on the BM&FBovespa website (www.bmfbovespa.com.br) and on the Company’s Investor Relations website (www.oi.com.br/ri).

Rua Humberto de Campos, 425 – 8th floor Rio de Janeiro - CEP 22430-190 State of Rio de Janeiro	www.oi.com.br

The Company will continue taking the necessary measures and precautions for the information relating to the judicial reorganization, including with respect to the Judicial Administrator´s next monthly report Court filings, to be disclosed immediately, so as to maintain its shareholders and the market informed. In this respect, the Company requested the Judicial Administrator on this date to simultaneously forward to its Investor Relations department, from now on, all the documents and information that must be disclosed to the market in accordance with the rules applicable to publicly-held companies.

These being the considerations that we have at the moment, we remain at your disposal for any further clarifications as necessary.

Sincerely,

Oi S.A. – In Judicial Reorganization

 Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8th floor Rio de Janeiro - CEP 22430-190 State of Rio de Janeiro	www.oi.com.br